Mail Stop 4561

November 19, 2007

Joseph P. Coschera
Chief Executive Officer
Information Systems Associates, Inc.
2120 SW Danforth Circle
Palm City FL 34990

> **Re: Information Systems Associates, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed on November 6, 2007**
> **File No. 333-142429**

Dear Mr. Coschera:

We have reviewed your response and your amended filing and have the following comments.

General

1. Please refer to prior comment 1 of our letter dated October 12, 2007. Please update your disclosure regarding Comcast Communications for the nine-month period ended September 30, 2007. Please clarify that the consulting service agreement is for a two-year period, which began August 1, 2007.

2. Please revise your registration statement to include updated financial statements and related consents. Refer to Item 310(g) of Regulation S-B.

Financial Summary Information, page 6

3. Please revise to correct the financial summary information for the periods ended June 30, 2007 and 2006. In this regard, the amounts on page 6 differ from your "Statements of Operations" on page 53. Revisions should also be made throughout your Form SB-2, including your Management's Discussion and Analysis, to reflect the revised interim information.

Financial Statements - June 30, 2007 and 2006

Statements of Operations, page 53

4. Please revise to provide separate earnings per share information for continuing operations and discontinued operations. See paragraph 37 of SFAS 128.

Note 1 – Statement of Significant Accounting Policies

(j) Impairment of Long-Lived Assets, page 58

5. Your disclosures on page 58 indicate that you assess long-lived assets for impairment in accordance with SFAS 121 however your disclosures on page 69 refer to SFAS 144. Please note that SFAS 121 is no longer applicable because it was superseded by SFAS 144. Please revise your disclosures accordingly.

(l) Share-Based Payments, page 58

6. We note that your disclosures continue to refer to the "close of market trading." Please revise.

(m) Recent Accounting Pronouncements, page 59

7. Your disclosures on page 59 appear to indicate that you have not yet adopted SAB No. 108 as you disclose that SAB No. 108 "is not expected to have a material impact." However, we also note your disclosure on page 72 which indicates that you adopted SAB No. 108 in the year ended December 31, 2006. Please revise accordingly.

Financial Statements – December 31, 2006 and 2005

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 68

8. Please revise your revenue recognition policy on page 68 so that it is consistent with your revised policy on page 56.

Share-Based Payments, page 70

9. As previously requested, please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock. In this regard, we note that the fair value of shares issued for services was $0.05 when the indicated range was as high as $0.25.

You may contact Christine Davis at 202-551-3408 or Mark Kronforst, Accounting

Branch Chief, at 202-551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 772-286-3031
        Information Systems Associates, Inc.